Exhibit 8.1

List of Subsidiaries of SK Telecom Co., Ltd.

(As of December 31, 2022)

Subsidiary Name	Jurisdiction of Incorporation
Atlas Investment	Cayman Islands
Happy Hanool Co., Ltd.	Korea
Home & Service Co., Ltd.	Korea
Media S Co., Ld.	Korea
PanAsia Semiconductor Materials LLC	Korea
PS&Marketing Corporation	Korea
Quantum Innovation Fund I	Korea
SAPEON Inc.	Korea
SAPEON Korea Inc.	Korea
SERVICE ACE Co., Ltd.	Korea
SERVICE TOP Co., Ltd.	Korea
SK Broadband Co., Ltd.	Korea
SK Communications Co., Ltd.	Korea
SK Global Healthcare Business Group Ltd.	Hong Kong
SK m&service Co., Ltd.	Korea
SK O&S Co., Ltd.	Korea
SK Planet Japan, K. K.	Japan
SK stoa Co., Ltd.	Korea
SK Telecom Americas, Inc.	USA
SK Telecom China Fund I L.P.	Cayman Islands
SK Telecom China Holdings Co., Ltd.	China
SK Telecom Innovation Fund, L.P.	USA
SK Telecom Japan Inc.	Japan
SK Telink Co., Ltd.	Korea
YTK Investment Ltd.	Cayman Islands